EXHIBIT 99.3

LOAN AGREEMENT made effective March 4, 2013 (the “Effective Date”) between Mercuriali Ltd., a limited company incorporated pursuant to the laws of England and Wales (hereinafter referred to as the “Mercuriali”) and Samuel Asculai of the City of Toronto (hereinafter “Asculai”) and Enhance Skin Products Inc., a corporation incorporated pursuant to the laws of the State of Nevada (hereinafter referred to as the “Enhance”)

WHEREAS Enhance and Asculai are parties to a Loan Agreement (hereinafter the “Asculai Loan Agreement”) and a General Security Agreement dated October 14, 2011 (hereinafter the “Asculai GSA”);

AND WHEREAS Mercuriali and Enhance are parties to a Termination and Settlement Agreement dated July 12, 2010 (hereinafter the “Mercuriali Termination Agreement”) and a General Security Agreement made on the Effective Date (hereinafter the “Mercuriali GSA”);

AND WHEREAS the parties wish to set out their respective rights and obligations with respect to the amounts loaned to Enhance by Asculai and Mercuriali;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed as follows:

1. Loan Amounts.

(a)
As of October 31,2012 (“Reporting Date”), Asculai has loaned Enhance $173,605 (hereinafter the “Asculai Loan Amount”).  The Asculai Loan Amount will be increased by any amount loaned by Asculai to Enhance since the Reporting Date or during the term of this Agreement.

(b)
As of the Reporting Date, Enhance owes Mercuriali thirty three thousand one hundred eighty eight United States dollars (US$33,188) pursuant to the Mercuriali Termination Agreement (hereinafter the “Mercuriali Termination Amount”). Within five (5) business days of execution of this Agreement and the Mercuriali GSA, Mercuriali will transfer to Enhance fifty thousand United States dollars (US$50,000) (hereinafter the “Mercuriali Cash Advance”).  The Mercuriali Loan Amount shall consist of the Mercuriali Termination Amount plus the Mercuriali Cash Advance.  The Mercuriali Loan Amount will be increased in the event that Mercuriali loans additional monies to Enhance during the term of this Agreement.

(c)	The Asculai Loan Amount and the Mercuriali Loan Amount shall be interest free.

(d)	The Mercuriali Cash Advance will be used solely in accordance with the restructuring plan approved by the Board of Directors of Enhance on February 13, 2013, unless agreed otherwise by Mercuriali.

2. Security Agreements and Priority.

(a)
The Asculai Loan Amount is secured pursuant to the Asculai GSA, the terms, conditions and provisions of which shall be, and hereby are, ratified, affirmed and confirmed as the agreement of Enhance and Asculai regarding the matters specified by those terms, conditions and provisions.

(b)
The Mercuriali Loan Amount is secured pursuant to the Mercuriali GSA, the terms, conditions and provisions of which shall be, and hereby are, ratified, affirmed and confirmed as the agreement of Enhance and Mercuriali regarding the matters specified by those terms, conditions and provisions.

(c)	In the event that bankruptcy or insolvency proceedings are commenced by or against Enhance, claims by Mercuriali and Asculai against the assets of Enhance shall be satisfied in the following order:

(i)	Mercuriali shall have a priority claim over Asculai against Enhance’s cash or cash equivalents for repayment of an amount up to the Mercuriali Cash Advance;
(ii)
Asculai shall have a priority claim over Mercuriali against Enhance’s assets, other than cash or cash equivalents, for repayment of an amount up to the amount recovered by Mercuriali under subsection (c)(i) above;

(iii)	Any remaining claims of Asculai and Mercuriali shall have equal priority and shall be paid pro rata.

3. Conversion of Loan Amounts.

(a)
Upon Enhance restructuring at least seventy five percent (75%) of its outstanding debt substantially in accordance with the restructuring plan approved by the Board of Directors of Enhance on February 13, 2013, Asculai shall convert fifty percent (50%) of the Asculai Loan Amount into common shares of Enhance at a conversion price of $0.00376 per share (the “Conversion Price”). Upon Enhance raising additional equity financing of at least two hundred and fifty thousand United States dollars (US$250,000) the remainder of the Asculai Loan Amount (the “Remaining Asculai Loan Amount”) shall become unsecured and shall be repaid as set out in Section 4 below.

(b)
Upon Enhance restructuring at least seventy five percent (75%) of its outstanding debt substantially in accordance with the restructuring plan approved by the Board of Directors of Enhance on February 13, 2013 and upon Enhance raising additional equity financing of at least two hundred and fifty thousand United States dollars (US$250,000), Mercuriali shall convert the Mercuriali Loan Amount into common shares of Enhance at the Conversion Price.

4. Repayment of Remaining Asculai Loan Amount.

The Remaining Asculai Loan Amount shall be repaid in four equal quarterly installments on March 31, June 30, September 30, and December 31, with the first installment due on the date that first follows the date that Enhance has cumulatively raised at least one million United States dollars (US$1,000,000) since the date of this Agreement.

5. Costs

All costs, expenses and expenditures including, and without limitation, the complete legal costs incurred by enforcing this Agreement as a result of any default by Enhance, will be added to the principal then outstanding and will immediately be paid by Enhance.

6. Assignment

This Agreement will pass to the benefit of and be binding upon the respective heirs, executors, administrators, successors and assigns of the parties.  Enhance waives presentment for payment, notice of non-payment, protest, and notice of protest.

7. Amendments

This Agreement may only be amended or modified by a written instrument executed by the parties.

8. Severability

The clauses and paragraphs contained in this Agreement are intended to be read and construed independently of each other. If any part of this Agreement is held to be invalid, this invalidity will not affect the operation of any other part of this Agreement.

9. Headings

Headings are inserted for the convenience of the parties only and are not to be considered when interpreting this Agreement. Words in the singular mean and include the plural and vice versa. Words in the masculine mean and include the feminine and vice versa.

10. Termination of Asculai Loan Agreement.

Enhance and Asculai hereby agree that the Asculai Loan Agreement is terminated and of no force and effect, the terms of such agreement having been replaced by the terms of this Agreement.

11. Governing Law

This Agreement and all of the rights and obligations arising herefrom shall be interpreted and applied in accordance with the laws of the State of Nevada and the courts of the State of Nevada shall have the non- exclusive jurisdiction to determine all disputes relating to the Agreement and all of the rights and obligations created hereby.

IN WITNESS WHEREOF the parties here have caused this Agreement to be executed and delivered effective as of the date first written above.

MERCURIALI LTD.	ENHANCE SKIN PRODUCTS INC.	SAMUEL ASCULAI

Donald Nicholson	Christopher Hovey
Chief Executive	Vice-President & COO